CTD Holdings, Inc


Filing Type:
SC 13D
Filing Date:
Nov  29 2000


Ticker:

CIK
922247
State:
FL
Country:
USA


Date Printed:
Nov 29 2000






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. ______)*


CTD Holdings, Inc

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

232930 10 7

(CUSIP Number)

Randy McAtee
2037 W. Bullard Ave, PMB 378, Fresno CA, 93711
(509) 435-7261

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 04, 1999

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of
securities, and for  any  subsequent   amendment   containing
information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 232930 10 7	13D

1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
	(ENTITIES ONLY)

	Randy McAtee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	(a) ___	(b) ___

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	__

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7   SOLE VOTING POWER
NUMBER OF	348,500
SHARES	-----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY
EACH	-----------------------------------------------------------------
REPORTING	9   SOLE DISPOSITIVE POWER
PERSON WITH	348,500

	10  SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
PERSON

	348,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES
	CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.4%

14   TYPE OF REPORTING PERSON

	IN
Item 1.	Security and Issuer

	The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common
Stock"), of CTD Holdings, Inc, Inc. (the "Company"), located at 3713 Southwest 42nd Avenue; Suite 3; Gainesville, Florida 32608

Item 2.	Identity and Background

	The name and address of the person filing this statement is Randy McAtee, 2037 West Bullard Ave, PMB 378, Fresno CA, 93711.
Randy McAtee is President of small potatoes, a public relations and marketing firm. During the last five years, Mr. McAtee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

	Mr. McAtee is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

	Mr. McAtee is a party to a PUBLIC RELATIONS SERVICES AGREEMENT with the Company, dated March 13, 2000, pursuant to which Mr.
McAtee, in  consideration  for his services  under the  Agreement,   was
compensated 200,000 shares of restricted [144] stock.

	In addition to the 200.000 shares acquired as compensation for services, Mr McAtee has purchased 148,500 shares using personal funds.


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Item 4.	Purpose of Transaction

	The shares were granted to Mr. McAtee as compensation for his services under the PUBLIC RELATIONS SERVICES AGREEMENT. Mr. McAtee may from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock.

	 Mr. McAtee has no plans or proposals that relate to or would result in:

	(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

	(b)  an   extraordinary   corporate   transaction,   such   as  a
merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

	(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	(d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

	(e) any material change in the present capitalization or dividend policy of the Company;

	(f) any other material change in the Company's business or corporate structure;

	(g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


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	(h) causing a class of  securities  of the  Company to be  delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

	(j) any action similar to any of those enumerated above.


Item 5.	Interest in Securities of the Issuer

	The aggregate number of shares of Common Stock beneficially owned by Mr. McAtee as of the date of this filing is 348,500 shares, representing approximately 11.4% of the shares of Common Stock currently outstanding. Mr. McAtee has sole voting and dispositive powers over these shares.


Item 6.	Contracts, Arrangements, Understandings or
	Relationships with Respect to the Securities of the Issuer

	Other than the  PUBLIC RELATIONS SERVICES AGREEMENT,   there are
no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McAtee and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


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Item 7.	Material to be Filed as Exhibits

	 NONE



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	SIGNATURE : Randy McAtee


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 29, 2000	/s/ Randy McAtee

	Randy McAtee
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